UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 9, 2005

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 2.02. RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

On November 9, 2005, Irwin Financial Corporation (the "Corporation") issued a press release announcing its 2005 Third Quarter Earnings. A copy of the press release is attached as Exhibit 99.1.

ITEM 8.01 OTHER EVENTS.

On November 9, 2005, the Corporation announced its 2005 Third Quarter Earnings Conference Call in the press release mentioned under Item 2.02 above. This filing under 8.01 is made for purposes of Regulation FD.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

c.) Exhibits

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation issued November 9, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: November 9, 2005   By: /s/ Gregory F. Ehlinger

————————————————————————————

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 9, 2005

News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications	812.376.1917
Greg Ehlinger, Chief Financial Officer	812.379.7603
Conference call, 1:00 P.M., EST November 10, 2005	866.868.1109
Confirmation #13194308	

Replay available at http://www.irwinfinancial.com/ir-set.html

IRWIN FINANCIAL CORPORATION ANNOUNCES
THIRD QUARTER 2005 RESULTS

- **Third Quarter Net Income of $0.61 per Diluted Share**
- **Strong Loan Originations in Each Segment**
- **Continued Strong Credit Quality**

(Columbus, IN, November 9, 2005) Irwin Financial Corporation (NYSE: IFC), a bank holding company focusing on mortgage banking, small business banking and home equity lending, today announced net income for the third quarter of 2005 of $18.5 million or $0.61 per diluted share. This compares with net income of $16.3 in the third quarter of 2004 and a loss of $3.4 million in the second quarter of 2005. All segments had sequential quarter improvement in net income and good loan originations. In the third quarter, return on average equity was 14.6 percent and return on average assets was 1.1 percent. Capital remains strong, with capacity for on-going growth. All figures in this earnings release are unaudited, and figures for prior periods reflect changes in accounting for home equity segment incentive servicing fees (ISFs) that will result in the restatement of certain prior periods as described in more detail in our Quarterly Report on Form 10-Q dated November 9, 2005.

"We are obviously pleased with results this quarter. The quarter-over-quarter improvement was fueled by the turn-around in mortgage banking. In addition, our commercial segments continued their steady progress. Loan growth and credit quality remain strong and both our commercial segments reported record quarterly net income," noted Irwin Financial Chairman Will Miller.

"Last week we announced that we would need to change the way we record revenues from our home equity incentive servicing fees and, as a result, restate our financial statements from 2004 through the second quarter of 2005," Miller continued. "It is important to understand that the ISF change is an accounting correction at our home equity segment only and does not impact the underlying economics of that business. It simply changes the timing of when we will be recognizing income from these assets. The ISF accounting correction will have no impact on the reported results of any of the other segments. Finally, this development does not change the positive turn-around in our consolidated results we achieved in the third quarter and which we believe will continue into the fourth quarter."

Financial highlights for the period include:

Consolidated Results.

$ in millions, except EPS	3Q 2005	3Q 2004	Percent Change	2Q 2005	Percent Change
		restated		restated	
Net Interest Income After Provision for Losses	$64	$64	0%	$56	14%
Non-Interest Income	44	66	(34)	18	137
Total Consolidated Net Revenues	107	130	(17)	74	44
Non-Interest Expense	80	102	(22)	80	0
Net Income	18.5	16.3	13	(3.4)	N/M
Earning per Share (diluted)	0.61	0.54	13	(0.12)	N/M
Loans and Leases	4,026	3,402	18	4,077	(1)
Mortgage Loans Held for Sale	1,565	971	61	1,047	49
Deposits	4,130	3,486	18	3,841	8
Shareholders' Equity	508	485	5	491	4
Total Risk-Based Capital Ratio	13.1%	14.7%		13.8%	
Return on Average Equity	14.6%	13.4%		(2.8)	

Consolidated net revenues increased on a sequential quarter basis largely due to improved net mortgage servicing right (MSR) valuation and servicing hedge performance, but were down on a year-over-year basis due to reduced secondary market margins on mortgage loan sales.

The consolidated loan and lease portfolio was $4.0 billion as of September 30, 2005, a $51 million decline as compared to the end of the second quarter. The decline was attributable to a reduction in "held-for-investment" portfolio in the home equity segment resulting from a strategic decision to sell more home equity product in future quarters and, therefore, a reclassification of $0.2 billion of loans to "held for sale." The two commercial portfolios increased $205 million or 29 percent on an annualized basis. Loans held for sale in the second mortgage segment increased $485 million on a sequential quarter basis while first mortgage loans held for sale were up slightly at $758 million.

Deposits totaled $4.1 billion at September 30, up $0.3 billion or 34 percent on an annualized basis from June 30. The majority of deposit growth came from institutional, non-brokered CD sales. This growth helped offset a $137 million or 19 percent decrease in mortgage escrow deposits which declined as MSRs were sold to reduce mark-to-market valuation risk.

The Corporation had $508 million or $17.78 per share in common shareholders' equity as of September 30, 2005. At quarter end, our Tier 1 Leverage Ratio and Total Risk-based Capital Ratio were 10.3

percent and 13.1 percent, respectively, compared to 11.1 percent and 13.8 percent as of June 30, 2005. The capital ratios declined as a result of strong loan growth.

Nonperforming assets (including other real estate owned of $13 million) were $50 million or 0.77 percent of total assets as of September 30, 2005, up in dollars from $47 million but the same 0.77 percent of total assets at the end of June. The on-balance sheet allowance for loan and lease losses totaled $54 million as of September 30, up $3 million from the end of the second quarter. The ratio of on-balance sheet allowance for loan and lease losses to nonperforming loans and leases was 147 percent at September 30, compared to 154 percent at June 30.

The consolidated loan and lease loss provision totaled $6 million, compared with $9 million during the second quarter of 2005 and compared favorably to quarterly net charge-offs, which totaled $3 million. Year-to-date provision totaled $18 million, compared with net charge-offs of $8 million. Consolidated thirty-day and greater delinquencies were largely unchanged on a sequential quarter basis. The specific levels of 30-day and greater delinquencies, the ratio of charge-offs to average loans and leases, and the allowance for loan and lease losses to total loans and leases for our principal credit-related portfolios are shown in the next table.

	Commercial Banking	Home Equity Lending On-Balance Sheet[1]	Home Equity Lending Off-Balance Sheet[2]	Commercial Finance
September 30, 2005 Portfolio (in $Billions)	$2.6	$1.4	$0.1	$0.8
30-Day and Greater Delinquencies				
• **September 30, 2005**	0.12%	2.01%	11.75%	0.59%
• **June 30, 2005**	0.15	1.70	10.83	0.54
• **March 31, 2005**	0.66	1.82	9.38	1.10
• **December 31, 2004**	0.11	1.93	11.71	0.70
• **September 30, 2004**	0.24	1.87	10.78	0.95
Annualized Net Charge-offs				
• **3Q05**	0.09%	0.36%	1.06%	0.58%
• **2Q05**	0.13	0.43	2.46	0.88
• **1Q05**	0.07	0.15	2.98	0.88
• **4Q04**	0.10	0.79	4.48	2.67
• **3Q04**	0.11	0.68	3.19	1.47
Allowance to Loans and Leases[1]				
• **September 30, 2005**	0.93%	2.89%	1.82%	1.37%
• **June 30, 2005**	0.96	1.84	2.03	1.42
• **March 31, 2005**	1.00	2.05	2.54	1.58
• **December 31, 2004**	1.00	1.92	3.40	1.54
• **September 30, 2004**	1.02	1.97	5.98	2.05

---

1. Home Equity on -balance sheet Allowance to Loans and Leases relates to Loans Held for Investment portfolio only.

2. Off-balance sheet loans underlie our residual interests. These loans have been treated as sold under SFAS 140 and have a reserve methodology that reflects life-of-account loss expectations, whereas our policy for on-balance sheet loans requires that we hold loss reserve coverage sufficient for potential losses inherent in the portfolio at the balance sheet date. The figures for reserves in the column labeled "Home Equity Lending Off-Balance Sheet," therefore, are not balance sheet accounts of "allowance for loan and lease losses," but instead represent the percentage of undiscounted losses assumed in our residual valuation relative to the underlying loan balances supporting the residual interests.

Included in the consolidated third quarter 2005 loan loss provision and other reserves is a total estimate of $1.7 million of pre-tax losses in our two consumer mortgage segments as a result of hurricanes Katrina and Rita. Our estimates involved the use of considerable judgment and assumptions about uncertain matters including the number of properties damaged, the extent of damage, and insurance recoveries. We will continue to assess the financial impact of the hurricanes as more information becomes available.

Segment Results

Net income (loss) by line of business is shown below, with additional detail available in the segment summary tables at the end of this release and in our Form 10-Q.

Net Income (loss)($ in millions)	**3Q** **2005**	**3Q** **2004**	**Percent Change**	**2Q** **2005**	**Percent Change**	**YTD** **2005**	**YTD** **2004**	**Percent Change**
		restated		restated			restated	
Commercial Banking	$7.6	$5.5	38%	$5.6	36%	$18.7	$16.7	12%
Mortgage Banking	5.9	4.1	45	(9.2)	NM	(13.6)	19.3	NM
Commercial Finance	2.5	1.1	12	1.4	78	4.7	2.1	118
Home Equity	2.2	7.0	(68)	(0.5)	NM	3.7	22.1	(83)
Other Segments, Including Parent	0.2	(1.4)	NM	(0.8)	NM	(1.0)	(5.7)	82
Consolidated Net Income (Loss)	18.5	16.3	13	(3.4)	NM	12.5	54.5	(77)

Commercial banking earned net income of $7.6 million, a $2.0 million increase over the second quarter and an increase of $2.1 million from the third quarter of 2004. The year-over-year increase reflects increases in net interest income from portfolio growth and a modestly improved net interest margin. The quarterly net income is a record for this segment.

The commercial banking segment continued to have good loan growth. Average loans outstanding during the third quarter were $2.6 billion, having increased on a sequential quarter basis by an annualized rate of 35 percent. Average core deposits grew more slowly due to increased price competition, rising during the quarter at an annualized rate of 7 percent. Net interest margin was 3.83 percent during the quarter, up from 3.80 percent during the second quarter.

Credit quality continues to be strong. As noted in the table above, thirty-day and greater delinquencies declined to 0.12 percent as of September 30, compared to 0.15 percent at June 30. The commercial banking segment's loan and lease loss provision of $1.4 million was a $0.2 million sequential quarter decrease and compared favorably to net charge-offs of only $0.6 million.

Mortgage banking recorded net income of $5.9 million, compared to a loss of $9.2 million in the second quarter and prior year earnings of $4.1 million. The sequential quarter improvement in these results principally reflects results in the hedging of our servicing asset. Net servicing and hedging impairment of $1 million in the current quarter compared favorably to net impairment of $27 million in the second quarter of 2005.

Loan production of $3.2 billion increased 21 percent as compared to originations of $2.6 billion in the second quarter. Each of the three distribution channels had sequential quarter increases in originations. Net margins, however, reflected in the gain on sale of loans continue to show signs of intense price competition. The segment's gain on sale of loans as a percentage of loans sold were 57 basis points in the current quarter, compared with 66 basis points in the second quarter.

Bulk servicing sales totaled $1.8 billion during the third quarter in an effort to continue to reduce the company's mark-to-market valuation risk on its mortgage servicing assets. The company recognized net revenues of $8.6 million from this sale and has now reduced its mortgage servicing portfolio to $18.5 billion, a $10 billion year-over-year decline.

The commercial finance line of business earned $2.5 million in the third quarter, a $1.1 million increase as compared to the second quarter of 2005. Loan and lease fundings totaled $119 million during the quarter compared to $110 million in the second quarter. Both the net income and the level of loan originations were quarterly records for the segment.

The segment's loan and lease portfolio now totals $754 million, a $60 million or 9 percent increase from June 30. Net interest income totaled $9.0 million, a $1.0 million sequential quarter increase. Gain on sales of loans totaled $1.5 million, compared to $0.1 million in the prior quarter. Net interest margin increased to 4.95 percent from 4.77 percent during the second quarter.

The loan and lease loss provision in this segment totaled $1.5 million during the quarter, up modestly from the $1.2 million in the prior quarter, reflecting loan and lease growth. Net charge-offs declined to $1.1 million, as compared to $1.4 million in the second quarter. The thirty-day and greater delinquency ratio in this segment increased slightly to 0.59 percent, from 0.54 percent on June 30.

Net income in our home equity segment totaled $2.2 million, up from a $0.5 million loss during the second quarter. Loan sale gains and loss provision in this segment were influenced by the low level of loan sales relative to production. Credit quality continues to meet management's expectations.

Loan originations totaled $444 million in the third quarter, down 11 percent from $500 million in the second quarter and compared to loan sales of $151 million during the quarter. As noted above, the company reclassified approximately $209 million from loans-held-for-investment to loans-held-for-sale during the quarter, reflecting a modification of strategy with regard to future balance sheet growth. Management currently expects loan sales in the fourth quarter to be in excess of the $111 million and $151 million, respectively that were sold in the second and third quarters of 2005.

The company recognized $0.3 million of mark-to-market gains on its residual asset during the third quarter of 2005. Those assets are carried at fair value at September 30 at $24 million.

The company recorded revenues from cash collections of $0.9 million on incentive servicing fees, up from $0.2 million in the third quarter of 2004.

Net income for the parent and other consolidating entities was $0.2 million during the third quarter, compared to a loss of $0.8 million in the second quarter of 2005. The net income reflected the release of tax reserves and interest on tax refund receivables. Partially offsetting these items was the write-off of capitalized issuance expenses related to Irwin Capital Trust II which was called in the third quarter. Excluding these items, the parent and other segments would have had a third quarter net loss of approximately $1.1 million which more closely reflects management's expectations for on-going results.

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation, through its principal lines of business - Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation and Irwin Commercial Finance - provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.

About Forward-Looking Statements

This press release contains forward-looking statements and estimates that are based on management's expectations, estimates, projections, and assumptions. These statements and estimates include but are not limited to earnings estimates and projections of financial performance and profitability, and projections of business strategies and future activities. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words that convey our beliefs, views, expectations, assumptions, estimates, forecasts, outlook and projections or similar language, or that indicate events we believe could, would, should, may or will occur (or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements, which may include, among other things:

- statements and assumptions relating to projected growth in our earnings, projected loan originations, net interest and margins, and the relative performance of our lines of business;
- statements and assumptions relating to projected trends or potential changes in our asset quality, loan delinquencies, charge-offs, reserves and asset valuations, including valuations of our servicing and residual portfolios and incentive servicing fees; and
- any other statements that are not historical facts.

We qualify any forward-looking statements entirely by these cautionary factors.

Actual future results may differ materially from what is projected due to a variety of factors including: potential changes in volatility and relative movement (basis risk) of interest rates, which may affect consumer demand for our products and the success of our interest rate risk management strategies; staffing fluctuations in response to product demand; the relative profitability of our lending operations; the valuation and management of our residual, servicing and derivatives portfolios, including assumptions we embed in the valuation and short-term swings in the valuation of such portfolios due to quarter-end movements in secondary market interest rates which are inherently volatile; borrowers' refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates and which may affect loan demand; unanticipated deterioration in the credit quality of our loan and lease assets, including deterioration resulting from the effects of recent natural disasters; unanticipated deterioration in or changes in estimates of the carrying value of our other assets, including securities; difficulties in delivering products to the secondary market as planned; difficulties in expanding our business and obtaining funding as needed; competition from other financial service providers for experienced managers as well as for customers; changes in the value of companies in which we invest; changes in variable compensation plans related to the performance and valuation of lines of business where we tie compensation systems to line of business performance; unanticipated outcomes in litigation; legislative or regulatory changes, including changes in tax laws or regulations, changes in the interpretation of regulatory capital rules, changes in consumer or commercial lending rules or rules affecting corporate governance, and the availability of resources to address these rules; changes in applicable accounting policies or principles or their application to our businesses or final audit adjustments; additional input and consultations on the ISF accounting issue and details of the implementation of the new accounting method; or governmental changes in monetary or fiscal policies. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the Securities and Exchange Commission.

The Corporation will host a conference call to review results November 10, 2005, at 1:00 p.m. EST. Jody Littrell, Chief Accounting Officer, Greg Ehlinger, Senior Vice President and CFO, and Will Miller, CEO, of Irwin Financial Corporation, will be the speakers on the call. The toll-free number for the call is (866) 868.1109; please tell the operator you would like to join the Irwin Financial call, confirmation #13194308. A replay of the call will be available on the Irwin Financial Corporation website at http://www.irwinfinancial.com/ir-set.html.

# # #

IRWIN FINANCIAL CORPORATION
Selected Consolidated Financial Highlights
($'s in thousands, except per share data) Unaudited

	Q3-2005	Q3-2004	$ Change	% Change	Q2-2005
		(Restated)			(Restated)
Net Interest Income	$69,515	$65,660	$3,855	5.9 %	$64,845
Provision for Loan and Lease Losses	(5,772)	(1,898)	(3,874)	(204.1)	(8,872)
Noninterest Income	43,555	65,913	(22,358)	(33.9)	18,413
Total Net Revenues	107,298	129,675	(22,377)	(17.3)	74,386
Noninterest Expense	79,723	102,492	(22,769)	(22.2)	79,916
Income before Income Taxes	27,575	27,183	392	1.4	(5,530)
Income Taxes	9,082	10,858	(1,776)	(16.4)	(2,119)
Net Income	$18,493	$16,325	$2,168	13.3	($3,411)
Dividends on Common Stock	$2,859	$2,266	$593	26.2 %	$2,855
Diluted Earnings Per Share (31,379 Weighted Average Shares Outstanding)	$0.61	$0.54	$0.07	13.0 %	($0.12)
Basic Earnings Per Share (28,540 Weighted Average Shares Outstanding)	0.65	0.58	$0.07	12.1	(0.12)
Dividends Per Common Share	0.10	0.08	0.02	25.0	0.10
Net Charge-Offs	$2,865	$4,470	($1,605)	(35.9) %	$3,281
Performance Ratios - Quarter to Date:					
Return on Average Assets	1.1%	1.2%			-0.2%
Return on Average Equity	14.6%	13.4%			-2.8%

	YTD-2005	YTD-2004	$ Change	% Change
		(Restated)		
Net Interest Income	$194,573	$189,119	$5,454	2.9 %
Provision for Loan and Lease Losses	(17,935)	(11,838)	(6,097)	(51.5)
Noninterest Income	98,009	223,513	(125,504)	(56.2)
Total Net Revenues	274,647	400,794	(126,147)	(31.5)
Noninterest Expense	256,753	310,686	(53,933)	(17.4)
Income before Income Taxes	17,894	90,108	(72,214)	(80.1)
Income Taxes	5,358	35,599	(30,241)	(84.9)
Net Income	$12,536	$54,509	($41,973)	(77.0)
Dividends on Common Stock	$8,565	$6,788	$1,777	26.2 %
Diluted Earnings Per Share (28,770 Weighted Average Shares Outstanding)	$0.44	$1.81	(1.37)	(75.7) %
Basic Earnings Per Share (28,503 Weighted Average Shares Outstanding)	0.44	1.93	(1.49)	(77.2)
Dividends Per Common Share	0.30	0.24	0.06	25.0
Net Charge-Offs	$8,261	$17,089	($8,828)	(51.7) %
Performance Ratios - Year to Date:				
Return on Average Assets	0.3%	1.4%		
Return on Average Equity	3.3%	15.6%		

	September 30, 2005	September 30, 2004	$ Change	% Change	June 30, 2005
		(Restated)			(Restated)
Loans Held for Sale	$1,565,460	$971,357	$594,104	61.2 %	$1,047,446
Loans and Leases in Portfolio	4,025,815	3,401,643	624,172	18.3	4,076,511
Allowance for Loan and Lease Losses	(53,896)	(47,796)	(6,100)	(12.8)	(50,935)
Total Assets	6,497,606	5,412,686	1,084,920	20.0	6,079,116
Total Deposits	4,130,290	3,486,457	643,833	18.5	3,840,963
Shareholders' Equity	508,379	485,376	23,003	4.7	490,576
Shareholders' Equity available to Common Shareholders (per share)	17.78	17.13	0.65	3.8	17.18
Average Equity/Average Assets (YTD)	8.6%	8.9%			9.0%
Tier I Capital	$663,393	$618,424	$44,969	7.3 %	$632,809
Tier I Leverage Ratio	10.3%	11.2%			11.1%
Total Risk-based Capital Ratio	13.1%	14.7%			13.8%
Nonperforming Assets to Total Assets	0.77%	0.79%			0.77%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands) Unaudited

Mortgage Banking	Q3-2005	Q3-2004	$ Change	% Change	Q2-2005
Net Interest Income	$11,304	$10,202	$1,102	10.8 %	$9,026
Recovery of (Provision for) Loan Losses	183	67	116	173.1	94
Gain on Sales of Loans	18,518	39,351	(20,833)	(52.9)	17,002
Gain on Sale of Servicing	8,585	440	8,145	1851.1	5,471
Loan Servicing Fees, Net of Amortization Expense	2,341	3,583	(1,242)	(34.7)	5,515
(Impairment) Recovery of Servicing Assets, Net of Hedging	(869)	4,858	(5,727)	(117.9)	(26,943)
Other Revenues	1,866	1,421	445	31.3	1,699
Total Net Revenues	41,928	59,922	(17,994)	(30.0)	11,864
Salaries, Pension, and Other Employee Expense	16,236	30,958	(14,722)	(47.6)	16,043
Other Expenses	15,861	21,950	(6,089)	(27.7)	11,667
Income (Loss) Before Income Taxes	9,831	7,014	2,817	40.2	(15,846)
Income Taxes	3,967	2,963	1,004	33.9	(6,685)
Net Income (Loss)	$5,864	$4,051	$1,813	44.8	($9,161)
Total Mortgage Loan Originations:	$3,203,536	$2,973,889	$229,647	7.7 %	$2,643,669
Percent retail	8%	20%			9%
Percent wholesale	54%	31%			52%
Percent brokered	1%	13%			2%
Percent correspondent	37%	36%			37%
Refinancings as a Percentage of Total Originations	46%	40%			44%

	YTD-2005	YTD-2004	$ Change	% Change
Net Interest Income	$28,053	$30,646	($2,593)	(8.5) %
Recovery of (Provision for) Loan Losses	466	457	9	2.0
Gain on Sales of Loans	60,493	117,003	(56,510)	(48.3)
Gain on Sale of Servicing	15,241	8,857	6,384	72.1
Loan Servicing Fees, Net of Amortization Expense	12,272	3,656	8,616	235.7
(Impairment) Recovery of Servicing Assets, Net of Hedging	(42,708)	28,538	(71,246)	(249.7)
Other Revenues	5,749	5,312	437	8.2
Total Net Revenues	79,566	194,469	(114,903)	(59.1)
Salaries, Pension, and Other Employee Expense	56,146	92,140	(35,994)	(39.1)
Other Expenses	46,139	69,954	(23,815)	(34.0)
Income (Loss) Before Income Taxes	(22,719)	32,375	(55,094)	(170.2)
Income Taxes	(9,163)	13,077	(22,240)	(170.1)
Net Income (Loss)	($13,556)	$19,298	($32,854)	(170.2)
Total Mortgage Loan Originations:	$8,659,616	$9,632,196	($972,580)	(10.1) %
Percent retail	11%	21%		
Percent wholesale	47%	35%		
Percent brokered	5%	11%		
Percent correspondent	37%	33%		
Refinancings as a Percentage of Total Originations	48%	52%		

	September 30, 2005	September 30, 2004	$ Change	% Change	June 30, 2005
Owned Servicing Portfolio Balance	$18,451,674	$28,531,292	($10,079,618)	(35.3) %	$20,754,361
Weighted average interest rate	5.73%	5.70%			5.66%
Delinquency ratio (30+ days):	4.70%	3.99%			3.88%
Conventional	3.18%	2.46%			2.49%
Government	8.24%	7.05%			7.31%
Loans Held for Sale	$757,527	$670,361	$87,166	13.0	$724,204
Servicing Asset	259,549	345,185	(85,636)	(24.8)	239,238

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands) Unaudited

Commercial Banking	Q3-2005	Q3-2004	$ Change	% Change	Q2-2005
Net Interest Income	$28,639	$23,367	$5,272	22.6 %	$26,977
Provision for Loan and Lease Losses	(1,361)	(607)	(754)	(124.2)	(1,575)
Other Revenues	4,442	3,889	551	14.2	3,806
Total Net Revenues	31,720	26,649	5,071	19.0	29,208
Salaries, Pension, and Other Employee Expense	11,897	11,124	773	7.0	12,363
Other Expenses	7,394	6,289	1,105	17.6	7,481
Income Before Income Taxes	12,429	9,236	3,193	34.6	9,364
Income Taxes	4,795	3,719	1,076	28.9	3,750
Net Income	$7,634	$5,517	$2,117	38.4	$5,614
Net Charge-offs	$590	$611	($21)	(3.4) %	$743
Net Interest Margin	3.83%	3.74%			3.80%

	YTD-2005	YTD-2004	$ Change	% Change
Net Interest Income	$80,175	$65,104	$15,071	23.1 %
Provision for Loan and Lease Losses	(3,936)	(2,557)	(1,379)	(53.9)
Other Revenues	12,629	13,726	(1,097)	(8.0)
Total Net Revenues	88,868	76,273	12,595	16.5
Salaries, Pension, and Other Employee Expense	36,207	30,111	6,096	20.2
Other Expenses	21,682	18,250	3,432	18.8
Income Before Income Taxes	30,979	27,912	3,067	11.0
Income Taxes	12,262	11,208	1,054	9.4
Net Income	$18,717	$16,704	$2,013	12.1
Net Charge-offs	$1,745	$2,567	($822)	(32.0) %
Net Interest Margin	3.80%	3.72%		

	September 30, 2005	September 30, 2004	$ Change	% Change	June 30, 2005
Securities and Short-Term Investments	$421,395	$358,109	$63,285	17.7 %	$425,363
Loans and Leases	2,618,692	2,159,976	458,716	21.2	2,473,621
Allowance for Loan and Lease Losses	(24,421)	(22,045)	(2,376)	(10.8)	(23,651)
Interest-Bearing Deposits	2,552,463	2,123,975	428,488	20.2	2,340,284
Noninterest-Bearing Deposits	364,272	286,300	77,972	27.2	387,371
Delinquency Ratio (30+ days):	0.12%	0.24%			0.15%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business
($'s in thousands) Unaudited

Home Equity Lending	Q3-2005	Q3-2004	$ Change	% Change	Q2-2005
		(Restated)			(Restated)
Residual Asset Interest Income	$1,260	$3,350	($2,090)	(62.4) %	$1,994
Net Interest Income - Unsold Loans and Other	22,140	23,017	(877)	(3.8)	19,199
Recovery of (provision for) Loan Losses	(3,113)	232	(3,345)	(1441.8)	(6,181)
Trading Gains	324	4,310	(3,986)	(92.5)	2,316
Gain on Sales of Loans, Including Points and Fees	3,734	8,438	(4,704)	(55.7)	3,861
Servicing Income, net	2,549	2,302	247	10.7	3,074
Other Revenues	1,218	(780)	1,998	256.3	588
Total Net Revenues	28,112	40,869	(12,757)	(31.2)	24,851
Salaries, Pension, and Other Employee Expense	15,701	18,627	(2,926)	(15.7)	15,244
Other Expense	8,671	10,423	(1,752)	(16.8)	10,484
Income Before Income Taxes	3,740	11,819	(8,079)	(68.4)	(877)
Income Taxes	1,503	4,773	(3,270)	(68.5)	(340)
Net Income	$2,237	$7,046	($4,809)	(68.2)	($537)
Loan Volume	$443,606	$396,776	$46,830	11.8 %	$500,283
Loans Sold	150,730	405,120	(254,390)	(62.8)	111,288
Net Charge-offs (Loans Held for Investment)	1,222	1,906	(684)	(35.9)	1,093

	YTD-2005	YTD-2004	$ Change	% Change
		(Restated)		
Residual Asset Interest Income	$5,594	$9,893	($4,299)	(43.5) %
Net Interest Income - Unsold Loans and Other	59,431	67,328	(7,897)	(11.7)
Provision for Loan Losses	(9,665)	(4,961)	(4,704)	(94.8)
Trading Gains	3,120	15,640	(12,520)	(80.1)
Gain on Sales of Loans, Including Points and Fees	15,863	20,163	(4,300)	(21.3)
Servicing Income, net	8,365	8,384	(19)	(0.2)
Other Revenues	2,841	1,709	1,132	66.2
Total Net Revenues	85,549	118,156	(32,607)	(27.6)
Salaries, Pension, and Other Employee Expense	50,193	52,618	(2,425)	(4.6)
Other Expense	29,074	28,673	401	1.4
Income Before Income Taxes	6,282	36,865	(30,583)	(83.0)
Income Taxes	2,537	14,805	(12,268)	(82.9)
Net Income	$3,745	$22,060	($18,315)	(83.0)
Loan Volume	$1,373,502	$1,107,476	$266,026	24.0 %
Loans Sold	584,071	831,508	(247,437)	(29.8)
Net Charge-offs (Loans Held for Investment)	2,651	10,225	(7,574)	(74.1)

	September 30, 2005	September 30, 2004	$ Change	% Change	June 30, 2005
Home Equity Loans Held for Sale	$807,673	$300,171	$507,502	169.1 %	$322,837
Home Equity Loans Held for Investment	635,435	668,633	(33,198)	(5.0)	895,033
Allowance for Loan and Lease Losses	(18,343)	(13,179)	(5,164)	(39.2)	(16,452)
Residual Asset	23,720	68,584	(44,864)	(65.4)	38,438
Servicing Asset	38,950	40,356	(1,406)	(3.5)	44,575
Managed Portfolio	1,577,238	1,395,721	181,517	13.0	1,434,108
Delinquency Ratio (30+ days)	2.92%	4.59%			3.14%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands) Unaudited

Commercial Finance	Q3-2005	Q3-2004	$ Change	% Change		Q2-2005
Net Interest Income	$8,959	$7,058	$1,901	26.9	%	$7,928
Provision for Loan and Lease Losses	(1,481)	(1,589)	108	6.8		(1,211)
Gain on Sales of Loans	1529.89	224.73	1,305	580.0	%	104
Derivative (Losses) Gains, net	(226.97)	(225.38)	(2)	(0.9)	%	(159)
Other Revenues	1,010	1,366	(356)	(26.0)		1,406
Total Net Revenues	9,791	6,835	2,956	43.2		8,068
Salaries, Pension, and Other Employee Expense	4,680	3,646	1,034	28.3		4,409
Other Expenses	733	1,268	(535)	(42.2)		1,237
Income Before Income Taxes	4,378	1,921	2,457	127.9		2,422
Income Taxes	1,840	810	1,030	127.2		993
Net Income	$2,538	$1,111	$1,427	128.4		$1,429
Net Charge-Offs	$1,052	$1,958	($906)	(46.3)	%	$1,448
Loans Sold	19,804	3,863	15,941	412.7		2,028
Net Interest Margin	4.95%	5.25%				4.77%
Total Fundings of Loans and Leases	$119,345	$90,966	$28,379	31.2	%	$110,273

	YTD-2005	YTD-2004	$ Change	% Change	
Net Interest Income	$24,499	$20,692	$3,807	18.4	%
Provision for Loan and Lease Losses	(4,801)	(4,777)	(24)	(0.5)	
Gain on Sales of Loans	2,313	$1,404	909	64.7	%
Derivative Losses, net	(532.78)	(574.40)	41	7.1	%
Other Revenues	3,793	3,607	186	5.2	
Total Net Revenues	25,271	20,352	4,919	24.2	
Salaries, Pension, and Other Employee Expense	13,037	10,486	2,551	24.3	
Other Expenses	4,209	3,691	518	14.0	
Income Before Income Taxes	8,025	6,175	1,850	30.0	
Income Taxes	3,362	4,040	(678)	(16.8)	
Net Income	$4,663	$2,135	$2,528	118.4	
Net Charge-Offs	$3,869	$4,303	($434)	(10.1)	%
Loans Sold	34,232	27,497	6,735	24.5	
Net Interest Margin	4.86%	5.53%			
Total Fundings of Loans and Leases	$312,980	$251,204	$61,776	24.6	%

	September 30, 2005	September 30, 2004	$ Change	% Change		June 30, 2005
Investment in Loans and Leases	$754,214	$559,801	$194,413	34.7	%	$693,900
Allowance for Loan and Lease Losses	(10,366)	(11,488)	1,122	9.8		(9,885)
Weighted Average Yield	8.74%	8.98%				8.74%
Delinquency ratio (30+ days)	0.59%	0.95%				0.54%